1. **Hero Video – to be used above the 'amount raised' status (all graphics – no VO)**

- Intro Segment – Single Slide Introducing the Company
  - o Copy:
    - § *Blokable – A Revolution in Housing Development*
    - § *The world's first and only vertically integrated development platform for mass production of multifamily housing*
    - § *Creating luxury, workforce and low-income housing by lowering cost, not quality*
    - § *Dramatic environmental and social impact*
- Segment 1 – Single Blok Assembly Line
  - o Lead-in: *State of the Art Engineering and Manufacturing*
  - o Caption: *Sophisticated Blok engineering in a standardized system designed for assembly line production*
- Segment 2 – Full Factory Animation
  - o Lead-in: *Production at Scale*
  - o Caption: *Advanced manufacturing will enable Blokable to produce thousands of Bloks every year out of a single factory*
  - o Phased Production Captions
    - § *Phase 1*
      - · *Manufacturing Ramp Up*
    - § *Phase 2*
      - · *Full-Scale Advanced Manufacturing*
      - · *400+ Bloks per Month*
      - · *Over 2,000 Apartments per Year*
- Segment 3 – Blok Combination / Floor Plan Animation
  - o Lead-in: *Unparalleled Apartment Floor Plan Flexibility*
  - o Caption 1 (for still of joint): *Bloks are connected by a patent-pending resilient structural joint that is easily repaired after seismic events*
  - o Caption 2 (after the animation resumes): *Bloks combine to create an almost endless number of highly appealing floor plans, with the features that renters desire*
  - o Apartment Floor Plan Types
    - § *Studio*
    - § *One Bedroom*
    - § *Two Bedroom*
    - § *Three Bedroom*
- Segment 4 – Project Blok Stacking Sequence
  - o No lead-in; Segment 3 segues directly into Segment 4 (just cross-fade)
  - o Caption: *Bloks leave the factory over 90% complete and are assembled onsite to create high-quality, multi-story apartment buildings*
- Segment 5 – Project Rendering Slideshow
  - o No lead-in; Segment 4 segues directly into Segment 5 (just cross-fade)
  - o Caption: *Blokable's Building System is able to create a wide range of multifamily product types that can meet practically any market*
  - o Product Type Labels (for slideshow)
    - § *Large-Scale Midrise*
    - § *Small – Midsize Infill*
    - § *Suburban Walkup*

2. The Pitch –

Speaker 1 (00:01):
Creating homes used to be simple. Resources were abundant, land was plentiful, and labor was mostly free. As neighbors worked together to build each other's houses, but as communities grew from small towns into cities, density increased larger amounts of housing were needed. At the same time that land and resources became increasingly scarce, governments began to regulate housing developments to ensure safety and fairness, and to develop housing. Within these rules and regulations, the construction sector formed trade specialists were established, and their work became increasingly complicated. As buildings diversified development experts emerged to manage the complexities of buying land and building entitlements, and as trade and development specialties grew, the financial markets evolved, providing financing for land acquisition, construction, and large scale ownership. All of this complexity has increased the cost of development, pushing up the price of housing for purchase and rent. Simultaneously, population growth and macroeconomic forces have changed job types and incomes leading to people spending an increasing percentage of their money on housing.
(01:10):
As a result, housing development has stopped being about the creation of communities and homes and has instead become a barrier to wealth creation. Lack of affordable housing means middle class and lower income families have restricted access to high quality healthcare and education, and they get trapped in this situation because they have to spend all their money on the cost of living and are unable to build wealth. So how would a new Paradigm for Housing Development address this downward spiral? Blokable removes this complexity through an innovative physical product and our business model. This pre-engineered and pre-designed process greatly reduces typical development costs and time. Our blocks are manufactured in a controlled environment, leaving the factory 95% complete, requiring a bare minimum of on-site installation work further reducing total construction time and costs. Our finished blocks are then connected and configured to create studios one, two, and three bedroom apartments, as well as open common areas, meaning Blokable can create higher quality and lower cost middle density housing compared to traditional methods.
(02:18):
Thanks to the unique durability of the Blokable building system and the fact that each block comes with block sense installed, our buildings are resilient and lower cost to operate and maintain. As we lower the cost to build, we reduce the need for outside equity investments or subsidies to help finance our developments. This difference between our total cost to build and the cost of alternative development options represents the equity we generate in our projects. The question then becomes who should benefit from the equity created through this more efficient process? If we sell the Blokable building system to developers or builders, this cost benefit is absorbed by the industry rather than to our business and the communities we want to serve. Instead, Blokable is vertically integrated and circumvents the need for the traditional development process. As the developer, we have created a two market approach, partnering with market rate landowners through Blokable Inc.
(03:13):
And not-for-profit partners Through Blokable Equity. Blokable and Blokable equity control the build and end product using the Blokable building system and create equity for their respective market. As a market rate developer, Blokable reduces and then eliminates the need for outside investor equity. As a not-for-profit developer, blokable equity reduces and then eliminates the need for government subsidy. Reducing development and building costs means we reduce the

need for outside equity investment in subsidy and create new equity which flows to our stakeholders. Serving both market rate and affordable housing markets allows us to address the housing problem using economies of scale to continuously drive down costs. As Blokable scales, we will further lower costs by expanding our regional production network. By developing affordable and market rate housing, we create regional housing supply and jobs add to our library of approved architectural designs and leverage our supply chain and logistics network. We call this the Network Effect for Housing Creation. Blokable tackles the affordable housing crisis through its business model and its innovative blokable building system, creating wealth for our business through private market rents while developing not-for-profit housing, which transfers equity into the hands of the communities. We serve two approaches for two different markets bringing solutions to the housing crisis. To find out more, go to blokable.com.

3. The Problem - **Blokable – A Revolution in Housing Development**

- o VO - There is a critical shortage of housing in the US
  - § Graphics:
    - · 6.8 million shortage graphic
- o VO – The traditional housing development process is inefficient and cannot begin to meet the need
  - § News headlines graphic
- o VO - Blokable is a revolution in housing development, and uses manufacturing to reduce cost, not quality (graphic: reveal bullets with VO one by one over a multi-family rendering as background)
  - § Building a vertically integrated development platform for mass production of multifamily housing
  - § Creating luxury, workforce, and low-income housing by reducing cost, not quality
  - § Developing for long-term ownership and wealth creation
  - § Significant environmental and social impact
- o VO- Blokable vertically integrates manufacturing, development, and operations together into a tax-efficient corporate structure that drives down costs and increases real estate returns
  - § Graphic – vertically integrated flywheel (without financial information)
- o VO – Since 2016, Blokable has methodically invested in engineering, prototyping, software, and manufacturing to prepare for mass production
  - § Videos:
    - · 1. Building system and resilient joint animations – title "engineering"
    - · 2. valley cities – title slate "prototyping"
    - · 3. Software screen capture - title slate "software"
    - · 4. Factory fly through & steel machine --- title slate "manufacturing"
- o VO - Blokable doesn't sell boxes to developers, Blokable builds and owns multi-family real estate
  - § Graphic: 3 x multi-family renders
- o VO – Blokable's innovative building system and manufacturing reduces development costs

§ Graphic: 'cost reduction in LA through ramp up phases'
- o VO – And the company's vertically integrated business model is designed to capture the wealth creation and appreciation
    - § Graphics: 2025, 2027, and 2029 completed apts, asset value, and cashflow graphic
  - o …and create significant environmental and social impact
    - § National Renewable Energy Lab – projected impact
    - § Homeownership slide
- End Title - Blokable – A Revolution in Housing Development

4.   The Market # 1 - Blokable Building System - Ready for Manufacturing

No Voiceover – all graphics and captions
- 1 – Integrated Architectural and Supply Chain Systems
- 2 - Manufacturing Ready Building Assembly
  - o Fire Barrier Design
  - o Resilient Structure
  - o Centralized Mechanical Systems
  - o Plumbing
  - o Electrical
  - o Energy Efficiency
- 3 – Connections / Resilient Structure
  - o Conventional
  - o Resilient
  - o Bathroom Module
  - o Centralized Mechanical Systems
    - § A centralized ERV system that connects directly to the building system. This means savings through fewer parts, greater system resiliency, improved energy efficiency, and rapid installation
  - o Electrical Systems – Centralized electrical system
- Phased Manufacturing Ramp up Approach
  - o Exterior frame assembly
  - o Floor Systems
  - o Bathroom pod
  - o Wall Sub-Assembly, Water Supply and Electrical
  - o Mechanical Sub-Assembly Roof Framing
  - o Exterior wall, Window and Roof Material
  - o Drywall Finish and Paint
  - o White Glove Finishes and Millwork
  - o Water Barrier and Seal Up
  - o Final Wrap and Prepare for Shipping
  - o Final Stage for Delivery
  - o Phase 1 – 30-40 Bloks per month
    - § Floor & Wall Assembly
    - § Metals & Mechanical Systems Prep
    - § Bath Sub-Assembly
    - § Drywall & Paint
    - § Millwork & Finish Preparation

        § Shipping & Staging
      o Phase 2 – 400 Bloks per month

5. The Market # 2 - <u>**Introducing Blokable at Phoenix Rising - The First Modular Development™**</u>

David Frockt:

The units are terrific. I think they're going to provide the people who live here with the dignity of having four walls and a life to hopefully help them with the services that they're going to be provided right here on site. So, I'm very excited about that.

I'm David Frockt. I serve as a state senator from the Seattle area, and I serve as the vice chair of our Senate Ways and Means Committee, responsible for our capital construction budget, and was proud to lead the appropriation that put some money into this particular project.
Shekh Ali:

I was really surprised with what Blokable came in with. They had the design in mind, they had the idea in mind, and they took this project and we did not have to do a whole lot. It was fairly simple, very straightforward. Blokable managed the whole project on its own and completed this project with Valley City's involvement was to a minimum.
Timothy Miller:

So the buildings we're standing in front of today were built in our factory in Vancouver, Washington, brought here on trucks and placed into this exact location you're seeing.

What's great about modular and what we do with modular at Blokable is that these are actually permanent buildings, very long-lasting life, all steel construction. We use a pretty typical mini-split system, but because these buildings are incredibly tight, meaning they don't leak very much air, we don't have to overutilize this system. But it also requires that we have an energy recovery ventilation system. You don't hear it in the background, it's in our mechanical space. But what it does is it brings in fresh air from the outside filters, it then pushes it inside the building, and at the same time exhausts the older air outside, keeping this a continually fresh environment, which helps us mitigate any bacteria, molds, and other unhealthy air particles that might be in the air in a typical building.

So because we make really tight buildings at Blokable, a key feature, and we think an important part of what comfort is all about, is the ability to make the space quiet. And it's really quiet.
Shekh Ali:

How quiet it is, how calming and how safe it feels in the room, that's what is amazing. And like I said, I would live in this house. The way it's designed, the way it's put together.
Stephanie Welty:

So what Blokable can achieve in housing and reducing the cost of housing in a real way instead of a subsidized way, is really about the kinds of efficiencies that came out of the automobile industry 100 years ago. Where, costs were reduced, both for materials, for labor, the amount of time that it takes to construct a vehicle. All of those kinds of efficiencies we believe we can bring to housing. And so for communities, this is about very high quality housing and housing that not only is cost-effective to purchase, but cost-effective to own and to operate.
Nelson Del Rio:

And what we've done has taken everything in house and said we will control the entire process, we will self-perform on everything. That means we control the risk, we control the timing, we minimize all the outside variables and maximize the outcome on the project.

With vertically integrated modular, we can speed up the pre-design and pre-development process, we can lower the cost of that, minimize our risk, and then control the entire build process from day one. And every time we make an improvement, we take that lesson and move it to the next building, which means the next building costs less to build, becomes more efficient. And as you build that chain of efficiencies over time, your equity increases.

Aaron Holm:

There are a few things about the project that are really worth noting. Things that we've achieved largely because of the investment that we've made in R&D and engineering. This is an all electric project, which is a standard that we're moving to in the West Coast. A lot of cities have already banned gas in new residential and commercial construction. We're already there. We've built an all electric project, it's zero energy. I mean, it's incredible in terms of its energy performance, which is a big deal when you think about the amount of housing that needs to be built. But we've also done it using a vertically integrated model that works both in not-for-profit and market rate development. So an incentive structure where, as we drive down the cost of housing development, we create equity on the market rate side that we can return to our investors and then we also create a lower cost structure that removes and reduces the need for subsidy on the affordable housing side.

So, this project is really bringing together the vertical integration of the development model and bringing modular into the correct business model, the expression of very high performance building product that we've created that we think represents the future of quality for housing. And then also a public-private model that allows us to do that both on market rate and affordable housing.

David Frockt:

I think the one thing we've got to work on and we need to continue to work on is to try to move the wheels of government and the private sector and the partnership and make it work more rapidly because the problem is so massive we can't wait, we've got to move quicker. But I feel very good about what I'm seeing so far today.

YB Choi:

I'm YB Choi. I help lead early stage venture capital investing at Vulcan, which is the organization that was started by Paul Allen back in the late '80s.

Yeah, so we see a really bright future and potential for Blokable, particularly with the vertical integration. I mean, that's kind of things we've seen here is how much was needed in terms of innovation within the process as a whole, not just the hardware. And so being able to overcome all the obstacles that are inherent in the system and in the industry makes it for a really large opportunity that Blokable can go after.

6. **Why Invest #1 - Blokable – Rethinking Housing Development**

Speaker 1 (00:24):

We started Blokable four years ago with a goal to standardize, productize the way we build housing vertically, integrate the housing development process and radically change the cost structure and scalability of housing development. Vertically integrating the process, we reduce a ton of waste from the system and we create a model where as we scale the costs come down. I'm Aaron Holman. I'm the co CEO of Blokable.

Speaker 2 ([00:52](#)):

My name is Stephanie Welty and I am Vice President of Finance and Operations for Blokable Housing is extremely expensive and has become relatively more so over the last especially 15 years. One of the significant issues, and this began actually back in the seventies, was zoning and large tracks of land being zoned for single family housing. So that has put a severe constraint on what can be built, where it has to be subsidized. So what we call affordable isn't really affordable. It's subsidized with taxpayer dollars, doesn't even scratch the surface. So the more I learned about how affordable housing works in reality, in a way, the more discouraged I became, because there's not enough money, there's not enough resources to build the supply that needs to be built. We have seen that for every dollar of subsidy that goes into the housing market, housing prices actually increase because that supply is constrained. So throwing more money at it is not the solution. What Blokable can achieve in housing and reducing the cost of housing in a real way instead of a subsidized way, is really about the kinds of efficiencies that came out of the automobile industry a hundred years ago, where costs were reduced, both for materials, for labor, the amount of time that it takes to construct a vehicle. All of those kinds of efficiencies we believe we can bring to housing.

Speaker 1 ([02:27](#)):

So we've been at it for four years. We spent the vast majority of that time on engineering, standardizing the building system, and really building a really high quality building envelope that's environmentally efficient, but that can also be built at scale.

Speaker 3 ([02:41](#)):

My name is Luke Shefsky and my role is Senior Director of Innovation and Fabrication. I create the perfect building, and as that building is created, then we hand it over to a production and that that's how we multiply these buildings.

([03:00](#)):

We took it apart and figured it out to a point where we pushed the industry, which was not pushed before, and put these things on a path that will become scalable, repeatable, at the same predictable outcome. So this is an opportunity to have high quality buildings that you control. We take codes that are toughest codes in us, and then we build to that code, and then in Blokable we up it even more. So we use heavy gauge steel that once it's put together, it'll last for a very long time. We target our buildings by having a beautiful envelope that is almost like a well-tailored suit, right? And it fits and it's air tie and there's systems inside that work 24 7 to make sure that the building has enough air and the moisture is removed. We can multiply the same building and have multiple factories and have the same result every time. So it becomes easier down the road as we mass produce this, that building. If the code changes, it's still good

Speaker 1 ([04:13](#)):

By really completely rethinking the building process, rethinking quality, rethinking materials, rethinking supply chain. We can build them in a controlled environment and we can really take a manufacturing approach. The way our system works is as we scale, we drive out the cost of building and we reduce the cost to develop new housing. We create new supply in the marketplace.

Speaker 2 ([04:32](#)):

And so for communities, this is about very high quality housing and housing that not only is cost effective to purchase, but cost effective to own and to operate. And so really it's economy of scale, mass production that is going to bring the cost savings that the industry really needs.

7. **Why Invest # 2 – Phoenix Rising - Resident's Perspective – How Blokable Brought Housing Security**

Speaker 1:

We're here at Phoenix Rising at Valley Cities where we have our Blokable at Phoenix Rising Project. It's 12 units of multi-family housing, seven one bedroom apartments, and five studios that we developed in partnership with the State of Washington and with Valley Cities, and that we completed in December of 2020. And we're here today to speak with Corin, who's moved in here in March of 2021. And we want to talk to Corin to get a sense of how she likes the apartment, to have the stable, safe, quiet housing to live in and be able to visit with her kids. So we're very excited and very grateful that Corin is speaking with us today.

Speaker 2:

My name is Corrine. I live in D seven in the one bedroom over here and the Blokable with the yellow door.

They couldn't cover my time off anymore. I had four surgeries in the past two years. I lost my apartment, I lost my job and it's, it's not something that you just want to do, it just happens. It's a part of life. When you don't have anything and you get something, it's just an amazing feeling. You feel like you got your life back again. You have a shelter, you have a protection, you have warmth. You have a place to make food, a place to shower, and you know, have a bedroom. You have privacy. You know, just have a home to call your own. That's an amazing blessing in itself. I love the air conditioning, the central air and heat. I love the hardwood floors because you don't have to worry about vacuuming them. It's easy to mop and sweep the Blokable. The modules are soundproof. You don't hear anything, nothing. It's so quiet. My son turns up the TV so loud and my neighbors don't hear it. I think we need more Blokable around the Seattle area. I really do. When I moved in here, I made a promise to myself. I want to bring humanity, like human decency back into the world and just be nice to people like you haven't walked in their shoes, you don't know what they're going through.

Speaker 1:

We at Blokable believe housing is a human right. The reason why we're building this housing is because it has a real impact on people's lives, and we'd love to encourage other communities to work with us so that we can bring more and more people into safe, secure, and dignified housing.